Exhibit 4.20

SECOND AMENDMENT TO LICENSE
AGREEMENT BETWEEN CANDELA
CORPORATION AND
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

This Second amendment ("Second Amendment") to the AMENDED AND RESTATED LICENSE AGREEMENT LICENSE, Agreement Control No. 19950608־03־-f ("Agreement*') between Candela Corporation., ("LICENSEE") and The Regents of the University of California ("THE REGENTS"), dated the 30th day of June, 2011, and effective as of the 1st day of July, 2011.

RECITALS

WHEREAS, LICENSEE and THE REGENTS entered into the Agreement effective as of August 11, 2000, covering certain inventions developed by THE REGENTS as identified therein;

WHEREAS, LICENSEE and THE REGENTS executed a FIRST AMENDMENT (Agreement Control # 1995-03-0608־g) to the Agreement effective as of August 24,2005;

WHEREAS, Syneron Medical Ltd. fully acquired LICENSEE and all of its assets relating to the Agreement on January 5th, 2010 and THE REGENTS and LICENSEE now desire to revise, add and clarify certain terms and provisions of the Agreement relevant to this acquisition as set forth herein;

WHEREAS, LICENSEE expects to introduce in July-August 2011 an air cooled option to its existing laser systems that also incorporate the DCD, and LICENSEE has acknowledged that such laser systems will be treated as royalty bearing LICENSED PRODUCTS under the terms of Article 3.1 of the Agreement.

WHEREAS, LICENSEE has requested relief from the royalties set forth in the FIRST AMENDMENT in response to increased competition and a desire to maintain utilizing the DCD as a viable long term royalty producing product line within LICENSEE'S product offerings, and THE REGENTS are willing to accommodate LICENSEE'S request in return for the consideration set forth herein;

NOW THEREFORE, LICENSEE and THE REGENTS amend the Agreement as follows:

(I) DELETE: Section 3.1.

(II) REPLACE: the above deleted section with the following Section 3.1.:

"3.1   As further consideration for aU the rights and licenses granted to Licensee, Licensee will pay to THE REGENTS an earned royalty at the following rate: (i) three percent (3%) on the Net Sales of each laser system Sold if the laser system contains any operative element of a DCD or otherwise enables a DCD for aggregate Net Sales for such laser systems Sold of up to forty two million five hundred thousand dollars ($42,500,000) in any one calendar year beginning calendar year 2012 and for aggregate Net Sales of such laser system Sold of up to twenty one million two hundred fifty thousand dollars ($21,250,000) in the last two calendar quarters of 2011 and (ii) at the rate of two percent (2%) on the Net Sales of each laser system Sold if the laser system contains any operative element of a DCD or otherwise enables a DCD for aggregate Net Sales for such laser systems Sold above forty two million five hundred thousand dollars ($42,500,000) in any one calendar year beginning calendar year 2012 and for aggregate Net Sales of such laser system Sold above twenty one million two hundred fifty thousand dollars ($21,250,000) in the last two calendar quarters of 2011. In case of Sales to resellers (e.g. distributors or original equipment manufacturers) that are not Relationship-Influenced Sales, the three percent (3%) or two percent (2%) earned royalty rate, as applicable, in this paragraph shall be based on Licensee's Net Sales on the Sale to its reseller."

(III) DELETE: Section 3.6.

(IV) REPLACE: the above deleted section with the following Section 3.6.:

"3.6   Licensee shall pay a minimum annual royalty of seven hundred fifty thousand dollars ($750,000) beginning in the calendar year 2012 and continuing for the life of this Agreement. This minimum annual royalty shall be paid to THE REGENTS by February 28th of each year and shall be credited against the earned royalties accrued during the calendar year in which the minimum payment was made."

(V) DELETE: Section 18.1.

(VI) REPLACE: the above deleted section with the following Section 18.1:

"18.1 Any notice or payment required to be given to either party shall be deemed to have been properly given and to be effective (a) on the date of delivery if delivered in person or (b) five (5) days after mailing if mailed by first-class mail, postage paid, to the respective addresses given below, or to such other address as it shall designate by written notice given to the other party.

In the case of Licensee:	Candela Corporation 530 Boston Post Road Wayland, MA 01778-1886 Attention: Todd Acorn

with a copy to:	Syneron Inc. 3 Goodyear, Unit A Irvine, California USA, 92618 Attention: Assaf Korner

In the case of The Regents:	The Regents of the University of California 1111 Franklin St Fifth Floor Oakland, CA 94607-5200 Attention: Executive Director Innovation Alliances Services Referring to:

with a copy to:	Office of Technology Alliances University of California, Irvine 5171 California Ave.,Suite 150 Irvine, CA 92697-7700 Attention: Sr. Licensing Officer Doug Crawford

(VII) All other terms of the Agreement remain unchanged.

(VIII) No amendment to or modification of this Second Amendment will be valid or binding upon the parties unless made in writing and signed on behalf of each party.

(IX) This Second Amendment embodies the entire understanding of the parties relating to the subject matter hereof and supersedes all previous communications, representations, or understandings, whether oral or written, between the parties relating to the subject matter hereof.

CANDELA CORPORATION	THE REGENTS OF
UNIVERSITY OF CALIFORNIA

By: /s/ Todd	By: /s/ Demetri
(Signature)	(Signature)
Name: Todd	Name: Demetri

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment.

Title: CFO – Candela Date: 30 June 2011	Title: Director - Engineering & Physical Sciences Date: 29 June 2011